SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at April 20, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 20, 2004

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ & ANGLO PLATINUM JV RECEIVES EXCELLENT RESULTS FROM ONGOING DELINEATION

DRILLING AT DRENTHE-OVERYSEL

April 20, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture-ARQ; AMEX: ANO) is pleased to announce initial results from an ongoing 16,000-metre drilling program at the Drenthe platinum group metals ("PGM"), gold and nickel deposit, located 250 kilometres north of Johannesburg, South Africa. The drilling program is being carried out under a Joint Venture agreement ("JV") between Anooraq and Anglo American Platinum Corporation Limited ("Anglo Platinum").

The multi-rig program consists of infill and step-out drilling on the Drenthe farm and step-out drilling on the contiguous, newly acquired northern portion of the Overysel farm. Drenthe is a large, near-surface PGM deposit. Over 4 million ounces of platinum, palladium, rhodium and gold (4PGM) and 359 million pounds of nickel are contained within an estimated inferred resource of 99.4 million tonnes grading 1.31 g/t of combined 4PGM and 0.16% nickel at a 0.5 g/t 4PGM cut-off (independent qualified person G.J. van der Heever, Pr.Sci.Nat.). The currently outlined resource extends for 2.1 kilometres on the Drenthe farm and is open to the north, west and south. The Overysel ground lies to the south, and adds 2.8 kilometres of prospective strike length.

Two rigs are drilling on the Drenthe farm and two on the Overysel farm. Holes drilled on both farms have commonly intersected zones of mineralization in excess of nine metres and up to 40 metres in length, with grades of 2 g/t or more combined platinum, palladium and gold (3PGM). Highlights include hole PR51 that intersected 9.0 metres grading 2.89 g/t 3PGM from 126.0-135.0 metres, hole PR60 that intersected 19.0 metres grading 2.88 g/t 3PGM from 85.0-104.0 metres; hole PR63 that intersected 18.0 metres grading 2.56 g/t 3PGM and 17.4 metres grading 2.35 g/t 3PGM; and hole PR76 that intersected 15.0 metres grading 2.59 g/t 3PGM. Excellent grades were also encountered in hole PR73 that intersected 7.5 metres grading 3.48 g/t 3PGM from 36.5-44.0 metres. Examples of particularly long intersections encountered in the drilling so far are holes PR67 and PR68. Hole PR67 intersected 45.0 metres grading 1.98 g/t 3PGM from 63.0-108.0 metres and hole PR68 intersected 41.0 metres from 36.0-77.0 metres grading 2.03 g/t 3PGM.

Results are provided in the attached table, including grades of individual platinum group and base metals. These drill holes comprise only a small part of the ongoing program. Thirty holes, totaling approximately 6,000 metres, are planned for the Drenthe farm and fifty-six holes, totaling about 10,000 metres, are planned for Overysel.

The Drenthe deposit occurs on the Northern Limb of the Bushveld Complex, about 13 km north of the Anglo Platinum Sandsloot open pit mine that produces over 350,000 ounces of platinum group metals and gold annually. The goal of the Anooraq-Anglo Platinum JV is to explore and develop a large-scale, open pit PGM deposit, potentially utilizing Anglo Platinum's nearby milling and smelting facilities that could provide substantial capital cost advantages to a new mining project. The program will also involve collection of geotechnical and engineering data to address parameters such as rock strength, mineralogy and metallurgical characteristics. Based on this work, new resource estimates can be completed and mine planning commenced.

Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Anooraq's exploration programs. The procedure for the Drenthe drilling program is as follows: core samples are sent to the Set Point Laboratories in Mokopane, South Africa, for preparation (drying, crushing and pulverizing), then an 180 gram pulp from each sample is shipped to Acme Analytical Laboratories (an ISO 9001:2001accredited laboratory) in Vancouver, British Columbia for analysis. Samples are analysed by Fire Assay (FA) fusion with an Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-ES) finish for Pt, Pd and Au, and Aqua Regia ICP-ES for 36 elements. A stringent quality assurance program is in place with standards, blanks and duplicate samples making up 10% of the samples processed.

Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for the Drenthe-Overysel drilling program. For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America call 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

  /s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

  Table 1
Drenthe-Overysel Joint Venture Assay Results

Hole Number		From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] (g/tonne)	Nickel (%)	Copper (%)	Pt (g/tonne)	Pd (g/tonne)	Au (g/tonne)	IMV[2] ($US/Tonne)
PR-051		126.0	135.0	9.0	30	2.89	0.13	0.07	1.27	1.45	0.17	53.83
PR-052		6.4	13.5	7.1	23	1.37	0.06	0.04	0.84	0.43	0.10	29.29
PR-053	Hole abandoned and re-drilled by PR-054
PR-054		0.0	21.7	21.7	71	1.53	0.10	0.07	0.88	0.53	0.11	36.04
PR-055		44.0	49.0	5.0	16	2.25	0.15	0.07	0.96	1.13	0.17	46.94
PR-055		68.9	71.0	2.1	7	3.79	0.20	0.06	1.81	1.90	0.08	75.33
PR-056		35.7	45.0	9.3	30	2.42	0.08	0.06	0.99	1.30	0.13	41.40
PR-057		49.0	51.0	2.0	7	3.66	0.19	0.08	1.41	2.10	0.15	67.58
PR-057		62.0	72.5	10.5	34	1.84	0.13	0.05	0.74	1.02	0.08	37.61
PR-058		5.4	15.1	9.7	32	0.94	0.07	0.04	0.52	0.32	0.10	22.41
PR-059		10.5	35.9	25.4	83	1.48	0.05	0.03	0.81	0.57	0.11	28.96
PR-060		66.0	68.0	2.1	7	4.50	0.19	0.11	1.66	2.55	0.29	78.22
PR-060		78.00	81.0	3.00	10	1.93	0.08	0.05	0.85	0.97	0.11	35.50
PR-060		85.0	104.0	19.0	62	2.88	0.15	0.07	1.24	1.49	0.15	55.39
PR-061		74.0	76.0	2.0	7	1.59	0.09	0.05	0.65	0.88	0.07	31.15
PR-061		83.0	96.0	13.0	43	1.55	0.09	0.05	0.62	0.85	0.09	30.43
PR-062		119.8	131.9	12.1	40	1.34	0.08	0.04	0.61	0.65	0.08	27.61
PR-062	Incl.	119.8	123.0	3.2	11	2.64	0.12	0.07	1.24	1.26	0.15	51.04
PR-062		171.0	174.0	3.0	10	1.89	0.15	0.11	0.72	1.00	0.18	41.54
PR-062		176.0	178.0	2.0	7	1.48	0.11	0.06	0.51	0.91	0.06	30.22
PR-063		45.0	63.0	18.0	59	2.56	0.14	0.10	1.07	1.35	0.13	50.10
PR-063		82.0	99.4	17.4	57	2.35	0.11	0.07	1.02	1.20	0.14	45.04
PR-064		18.0	27.0	9.0	30	2.26	0.15	0.11	0.96	1.18	0.12	47.18
PR-064		30.0	35.8	5.9	19	1.99	0.14	0.11	0.76	1.12	0.11	41.91
PR-065		126.00	132.00	6.00	20	1.09	0.10	0.07	0.49	0.53	0.07	27.12
PR-065		162.4	177.0	14.6	48	1.62	0.14	0.10	0.75	0.72	0.15	39.52
PR-066		33.0	40.0	7.0	23	1.85	0.17	0.08	0.88	0.87	0.10	44.92
PR-067		36.0	41.2	5.2	17	2.52	0.14	0.09	0.94	1.38	0.21	48.04
PR-067		63.0	108.0	45.0	148	1.98	0.10	0.06	0.77	1.08	0.13	36.93
PR-068		36.0	77.0	41.0	135	2.03	0.11	0.08	0.88	1.01	0.13	40.67
PR-068		120.0	133.0	13.0	43	1.56	0.12	0.10	0.69	0.76	0.11	35.20
PR-069		95.8	102.0	6.2	20	2.64	0.13	0.10	0.94	1.55	0.15	48.13
PR-070		82.0	84.0	2.0	7	1.15	0.11	0.06	0.39	0.70	0.06	25.75
PR-070		170.0	171.5	1.5	5	1.55	0.12	0.09	0.76	0.62	0.18	36.58
PR-071		77.0	93.0	16.0	53	1.98	0.12	0.08	0.79	1.06	0.13	39.90
PR-072		129.0	132.0	3.0	10	2.50	0.13	0.09	1.08	1.27	0.15	49.07
PR-072		174.0	178.0	4.0	13	1.26	0.07	0.05	0.49	0.68	0.09	24.62
PR-072		183.0	192.0	9.0	30	1.68	0.09	0.05	0.62	0.97	0.09	30.87
PR-072		197.0	199.0	2.0	7	2.85	0.19	0.09	1.13	1.59	0.13	58.09
PR-073		24.0	28.0	4.0	13	3.18	0.14	0.08	1.66	1.28	0.24	64.31
PR-073		36.5	44.0	7.5	25	3.48	0.13	0.07	1.98	1.25	0.26	69.78
PR-073		104.0	127.1	23.1	76	1.40	0.14	0.10	0.60	0.72	0.09	34.59
PR-073		162.0	168.0	6.0	20	1.29	0.12	0.08	0.66	0.43	0.20	33.83
PR-073		192.5	209.4	16.9	55	1.14	0.13	0.08	0.50	0.56	0.09	30.71
PR-074		16.5	117.0	100.5	330	1.12	0.12	0.09	0.47	0.56	0.09	28.29
PR-074	Incl.	16.5	75.0	58.5	192	1.42	0.14	0.11	0.59	0.71	0.12	35.11
PR-074		147.0	151.0	4.0	13	1.79	0.17	0.16	0.79	0.89	0.11	45.37
PR-075	Hole abandoned and re-drilled by PR-078
PR-076		137.0	138.7	1.7	6	1.48	0.10	0.07	0.69	0.41	0.39	34.41
PR-076		164.0	231.0	67.0	220	1.34	0.08	0.05	0.55	0.72	0.07	26.13
PR-076	Incl.	164.0	179.0	15.0	49	2.59	0.12	0.08	1.07	1.38	0.15	48.24
[1] PGM =	Platinum + Palladium + Gold
[2] IMV =
		In-Situ Metal Value. Gross in-situ metal value dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross amounts do not take into consideration mining and processing costs and have no economic significance. The gross in-situ dollar values have been calculated using the following commodity price: Pt $US 700/oz; Pd $US 200/oz; Au $US 385/oz, Ni $US 4.50/lb; Cu $US 0.90/lb